Exhibit 99.1

UNDERWRITING AGREEMENT

February 14, 2025

Seabridge Gold Inc.
106 Front Street East
Suite 400
Toronto, Ontario M5A 1E1

Attention:	Mr. Rudi P. Fronk Chairman and Chief Executive Officer

Dear Sirs/Mesdames:

RBC Dominion Securities Inc. (“RBC”) and Cantor Fitzgerald Canada Corporation (“CFCC”, together with RBC the “Representatives”), as joint bookrunners, on behalf of itself and a syndicate of Underwriters together with B. Riley Securities, Inc., Red Cloud Securities Inc. and SCP Resource Finance LP (collectively with the Representatives, the “Underwriters” and each individually an “Underwriter”), hereby severally, and not jointly nor jointly and severally, offer to purchase from Seabridge Gold Inc. (the “Company”) in the respective percentages set forth in Section 17.1 hereof, and the Company hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 6,540,000 Common Shares of the Company (the “Firm Shares”) on an underwritten basis at a price of $12.25 per Firm Share (the “Offering Price”) for an aggregate purchase price of $80,115,000.

Upon and subject to the terms and conditions contained herein, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Article 17 hereof, up to an additional 981,000 Common Shares of the Company (the “Additional Shares”) at the Offering Price for the purposes of covering over-allotments and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 6.3 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Shares”.

The Company and the Underwriters agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more Affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more Affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of FINRA (as hereinafter defined).

In consideration of the agreement on the part of the Underwriters to purchase the Offered Shares and in consideration of the services rendered and to be rendered by the Underwriters hereunder, the Company agrees to pay to RBC, on behalf of the Underwriters, at the Closing Time (as hereinafter defined), and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 4.0% of the aggregate gross proceeds of the Offering (the “Underwriting Fee”), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Company less the amount of the Underwriting Fee and all fees, disbursements and expenses incurred by the Underwriters in accordance with the provisions in Article 15 hereof.

The parties hereto confirm and acknowledge that concurrent with the Offering, the Company intends to complete a non-brokered private placement of 1,640,000 common shares to a single strategic investor at the same price per common share as under the Offering, being $12.25 per common share, for gross proceeds to the Company of $20,090,000 (the “Concurrent Private Placement”). The closing of the Concurrent Private Placement is scheduled to occur on the same day as the closing of the Offering and is conditional on the concurrent closing of the Offering.

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Article 1
Interpretation

1.1 Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“Affiliate” has the meaning given to it in the Canada Business Corporations Act;

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this agreement;

“Agreements and Instruments” has the meaning given to it in Section 8.31;

“Applicable Laws” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” has the meaning given to it in Section 2.7;

“Business Day” has the meaning given to it in Section 19.2;

“Canadian Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Final Base Prospectus” has the meaning given to it in Section 2.3;

“Canadian Offering Documents” has the meaning given to it in Section 5.1(c);

“Canadian Preliminary Base Prospectus” has the meaning given to it in Section 2.1;

“Canadian Preliminary Prospectus Supplement” has the meaning given to it in Section 2.3;

“Canadian Prospectus” has the meaning given to it in Section 2.3;

“Canadian Prospectus Amendment” means any amendment to the Prospectus filed with the Principal Regulator during the Distribution of the Offered Shares;

“Canadian Prospectus Supplement” has the meaning given to it in Section 2.3;

“Canadian Securities Laws” means all Applicable Securities Laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

“CDS” means the CDS Clearing and Depository Services Inc.;

“CF&Co” means Cantor Fitzgerald & Co.;

“CFCC” means Cantor Fitzgerald Corporation Canada;

“Claim” has the meaning given to it in Section 10.1;

“Closing Date” has the meaning given to it in Section 6.2;

“Closing Time” has the meaning given to it in Section 6.2;

“Commission” means the Ontario Securities Commission;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Seabridge Gold Inc.;

“Concurrent Private Placement” has the meaning given to it in the fifth paragraph of this Agreement;

“Continuous Disclosure Materials” has the meaning given to it in Section 5.1;

“Courageous Lake Project” means the Company’s resource property located northeast of Yellowknife in the Northwest Territories;

“Covered Activity” has the meaning given to it in Section 8.87;

“Defaulting Underwriter” has the meaning given to it in Section 17.2;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in the Applicable Securities Laws;

“Entity” has the meaning given to it in Section 8.80;

“Environmental Laws” has the meaning given in Section 8.70;

“Exchanges” means, collectively, the TSX and NYSE;

“Exchange Act” has the meaning given to it in Section 2.9;

“Financial Statements” has the meaning given to it in Section 8.22;

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Form F-X” has the meaning given to it in Section 2.2;

“Goldstorm Property” means one of the Company’s mineral properties located in Nevada, United States;

“Governmental Authority” means and includes, without limitation, any national, federal, provincial, state or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Grassy Mountain Property” means the Company’s 10% net profits interest in a property known as the Grassy Mountain Project and located in Oregon, United States;

“IFRS” has the meaning given to it in Section 8.22;

“Incorporated Documents” has the meaning given to it in Section 2.8;

“Indemnified Party” has the meaning given to it in Section 10.1;

“Intellectual Property” has the meaning given to in Section 8.47;

“Iskut Property” means the Company’s gold property located in north-western British Columbia, as more particularly described in the Continuous Disclosure Materials;

“Issuer Free Writing Prospectus” means an “issuer Free Writing Prospectus” as defined in Rule 433 under the Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Securities Act;

“IT Systems and Data” meaning given to it in Section 8.84;

“Johnny Mountain Mine” means a past gold producer which is now closed, located adjacent to the Company’s Snip Mine;

“KSM Project” means the Company’s gold-copper mineral resource property located in the Iskut-Stikine River region in north-western British Columbia, as more particularly described in the Continuous Disclosure Materials;

“Losses” has the meaning given to it in Section 10.1;

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” means the effect (i) resulting from any event, fact, circumstance, development, occurrence or state of affairs that is materially adverse to the business, assets (including intangible assets), affairs, operations, earnings, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company and any of the Subsidiaries, taken as a whole, whether or not arising in the ordinary course of business or (ii) that would result from any of the Offering Documents containing a misrepresentation;

“material change” means a material change in or relating to the Company for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Company and its Subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company and includes a decision to implement such a change made by the board of directors of the Company or by senior management who believe that confirmation of the decision by the board of directors of the Company is probable;

“material contract” means any contract, commitment, agreement (written or oral), instrument, lease or other document (including option agreements), to which the Company or the Material Subsidiary is a party or otherwise bound and which is material to the Company and the Material Subsidiary, taken as a whole;

“material fact” means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company;

“Material Property” means the KSM Project located in British Columbia, as described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses;

“Material Subsidiary” has the meaning given to it in Section 8.29;

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“MJDS” has the meaning given to it in Section 2.2;

“Money Laundering Laws” has the meaning given in Section 8.78;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“NYSE” means the New York Stock Exchange;

“OFAC” means U.S. Department of Treasury’s Office of Foreign Assets Control;

“Offered Shares” has the meaning given to it in the second paragraph of this Agreement;

“Offering” means the sale of Offered Shares pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 6.3;

“Option Closing Time” has the meaning given to it in Section 6.3;

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Passport System” has the meaning given to it in Section 2.1;

“Permits” has the meaning given to it in Section 8.54(b);

“Person” has the meaning given to it in Section 8.39;

“Preliminary Prospectuses” has the meaning given to it in Section 2.3;

“Principal Regulator” has the meaning given to it in Section 2.1;

“Private Placement Notice” has the meaning given to it in Section 11.18;

“Properties” means the Material Property, Courageous Lake Project, Iskut Property, Snowstorm Property, Goldstorm Property, 3 Aces Property, Grassy Mountain Property and Quartz Mountain Property;

“Property Rights” has the meaning given to it in Section 8.51;

“Prospectus Delivery Period” has the meaning given to it in Section 11.1;

“Prospectuses” has the meaning given to it in Section 2.5;

“Prospectus Supplements” has the meaning given to it in Section 2.5;

“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

“Qualifying Jurisdictions” means British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia and Yukon Territory;

“Quartz Mountain Property” means the Company’s mineral property located in Oregon, United States, subject to an option to acquire a 100% interest therein;

“RBC Capital Markets” means RBC Capital Markets, LLC;

“Registration Statement” has the meaning given to it in Section 2.4;

“Regulation M” has the meaning given to it in Section 8.67;

“Repayment Event” has the meaning given to it in Section 8.31;

“Reporting Jurisdictions” means British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia and Yukon Territory;

“Reports” has the meaning given to it in Section 8.54(f);

“Road Show” has the meaning given to it in Section 2.7;

“Rule 102” means Rule 102 of Regulation M, as defined in Section 11.16;

“Sanctions” has the meaning given to it in Section 8.80(a);

“SEC” has the meaning given to it in Section 2.2;

“SEDAR” means the System for Electronic Document Analysis and Retrieval+;

“Securities Act” has the meaning given to it in Section 2.2;

“Selling Firm” has the meaning given to it in Section 3.1;

“Shelf Information” has the meaning given to it in Section 2.3;

“Shelf Procedures” has the meaning given to it in Section 2.1;

“Snowstorm Property” means one of the Company’s mineral properties located in Nevada, United States;

“Standard Listing Conditions” means the standard listing conditions of the TSX and NYSE, as applicable;

“Subsidiary” has the meaning ascribed thereto in the Applicable Securities Laws of the Province of Ontario and includes the Material Subsidiary, and “Subsidiaries” means all of them;

“Supplementary Material” has the meaning given to it in Section 2.6;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“Time of Sale Prospectus” has the meaning given to it in Section 2.7;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriters’ Expenses” has the meaning given to it in Article 15;

“Underwriting Fee” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Amended Prospectus” means a prospectus included in any U.S. Registration Statement Amendment;

“U.S. Final Base Prospectus” has the meaning given to it in Section 2.3;

“U.S. Offering Documents” means the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Preliminary Prospectus, the U.S. Prospectus, and any U.S. Amended Prospectus;

“U.S. Preliminary Prospectus” has the meaning given to it in Section 2.3;

“U.S. Preliminary Prospectus Supplement” has the meaning given to it in Section 2.2;

“U.S. Prospectus” has the meaning given to it in Section 2.3;

“U.S. Prospectus Supplement” has the meaning given to it in Section 2.3;

“U.S. Registration Statement Amendment” means any amendment to the Registration Statement and any post-effective amendment to the Registration Statement filed with the SEC during the Distribution of the Offered Shares;

“U.S. Securities Laws” has the meaning given to it in Section 2.2;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“3 Aces Property” means the Company’s mineral property located in Yukon.

1.2	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Final Base Prospectus.

1.3	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

1.4	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

1.5	Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of the United States, unless otherwise specified by “C$”, which shall refer to Canadian dollars.

1.6	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule ”A” – List of Material Subsidiaries

Article 2
Background and Interpretation.

2.1	The Company has prepared and filed with the Canadian Commissions in each of the Qualifying Jurisdictions a preliminary short form base shelf prospectus dated December 4, 2024 relating to the Distribution of securities of the Company with a value of up to $750 million (the “Shelf Securities”) pursuant to Canadian Securities Laws and in accordance with MI 11-102 and NP 11-202 (together, the “Passport System”). Such preliminary short form base shelf prospectus relating to the Distribution of the Shelf Securities, including any documents incorporated by reference therein and any supplements or amendments thereto, is herein called the “Canadian Preliminary Base Prospectus”. The Company has prepared and filed the Canadian Preliminary Base Prospectus, pursuant to NI 44-101 and National Instrument 44-102 – Shelf Distributions, the “Shelf Procedures”. The Ontario Securities Commission (the “Principal Regulator”) has issued a receipt for the Canadian Preliminary Base Prospectus and the Company has satisfied the conditions in MI 11-102 to the deemed issuance of a receipt by the Canadian Commissions for the Canadian Preliminary Base Prospectus in each of the other Qualifying Jurisdictions.

2.2	The Company has also prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Commissions and the SEC (the “MJDS”), a Registration Statement on Form F-10 (Registration No. 333-283616) under the United States Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), including the Canadian Preliminary Base Prospectus with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. Such prospectus, including the documents incorporated by reference therein and any supplements or amendments thereto, is herein called the “U.S. Preliminary Prospectus”. The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X at the time of the initial filing of the Registration Statement on Form F-10 (the “Form F-X”). For purposes of this Agreement, “U.S. Securities Laws” means all applicable securities laws in the United States, including without limitation, the Securities Act, the Exchange Act (as defined in Section 2.9) and the rules and regulations promulgated thereunder.

2.3	In addition, the Company (a) has prepared and filed (i) with the Canadian Commissions in the Qualifying Jurisdictions, a final short form base shelf prospectus dated January 17, 2025 relating to the Distribution of the Shelf Securities (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Final Base Prospectus”), pursuant to the Shelf Procedures, omitting the Shelf Information (as hereinafter defined) in accordance with the rules and procedures set forth in NI 44-102, and (ii) with the SEC an amendment to the Registration Statement on Form F-10, including the Canadian Final Base Prospectus (with such deletions therefrom and additions thereto) as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (including the documents incorporated by reference therein and any supplements or amendments thereto, the “U.S. Final Base Prospectus”), which such amended Registration Statement on Form F-10/A became effective on January 17, 2025 pursuant to Rule 467(b) under the Securities Act, (iii) with the Canadian Commissions in the Qualifying Jurisdictions, in accordance with the Shelf Procedures, a preliminary Prospectus Supplement dated February 13, 2025, relating to the Offered Shares, which excluded certain information (“Canadian Preliminary Prospectus Supplement”, together with the Canadian Final Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”), and (iv) with the SEC pursuant to General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (including all documents incorporated therein by reference, the “U.S. Preliminary Prospectus Supplement”, together with the U.S. Final Base Prospectus, the “U.S. Preliminary Prospectus”), and (b) will prepare and file, as promptly as possible and in any event (i) not later than 5:00 p.m. (Toronto time) on February 14, 2025, with the Canadian Commissions in the Qualifying Jurisdictions, in accordance with the Shelf Procedures, a Prospectus Supplement setting forth the Shelf Information (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”, and together with the Canadian Final Base Prospectus, the “Canadian Prospectus”), and (ii) within one Business Day of such filing with the Canadian Commissions, with the SEC pursuant to General Instruction II.L, of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (including all documents incorporated by reference, the “U.S. Prospectus Supplement”, and together with the U.S. Final Base Prospectus, the “U.S. Prospectus”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Final Base Prospectus for which a final receipt has been obtained from the Canadian Commissions, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information.” The Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus and any other Prospectus Supplement to the Canadian Final Base Prospectus and U.S. Final Base Prospectus in preliminary form that describes the Offered Shares and the Offering thereof and is used prior to the filing of the Prospectuses (as defined below), together with the Canadian Final Base Prospectus and U.S. Final Base Prospectus, are collectively called the “Preliminary Prospectuses”.

2.4	The Registration Statement on Form F-10, at any given time, including amendments thereto to such time, the exhibits and any schedules thereto, at such time, and the documents incorporated by reference therein pursuant to Item 4 of Form F-10, at such time, and including the Shelf Information, is herein called the “Registration Statement.”

2.5	The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.”

2.6	Any amendment or supplement to the U.S. Prospectus or the Canadian Prospectus (including any document incorporated by reference therein), that may be filed by or on behalf of the Company with the Canadian Commissions in the Qualifying Jurisdictions or with the SEC after the Canadian Prospectus Supplement and the U.S. Prospectus Supplement have been filed and prior to the expiry of the period of Distribution of the Offered Shares, is referred to herein collectively as the “Supplementary Material”.

2.7	As used herein, the “Applicable Time” is 9:00 a.m. (Toronto time) on the date of this Agreement. As used herein, a “Free Writing Prospectus” has the meaning set forth in Rule 405 under the Securities Act, and a “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the information and the free writing prospectuses, if any, and each “road show” (as defined in Rule 433 under the Securities Act), if any, related to the Offering of the Offered Shares contemplated hereby that is a “written communication” (as defined in Rule 405 under the Securities Act) (each such road show, a “Road Show”).

2.8	As used herein, the terms “Registration Statement”, “Preliminary Prospectuses”, “Time of Sale Prospectus” and “Prospectuses” shall include the documents incorporated and deemed to be incorporated by reference therein (the “Incorporated Documents”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents.

2.9	All references in this Agreement to the Registration Statement, the U.S. Preliminary Prospectus or the U.S. Prospectus shall include any copy thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). All references in this agreement to financial statements and schedules and other information which are “contained,” “included” or “stated” in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be, shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) or otherwise that is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be.

Article 3
Distribution of the Offered Shares

3.1	Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any Affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Article 7 hereof) to Purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and Applicable Securities Laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

3.2	For purposes of this Article 3, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in any Qualifying Jurisdiction, unless otherwise notified in writing by the Company.

3.3	The Underwriters shall promptly notify the Company when, in their opinion, the Distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian securities commissions and, if applicable, in the United States.

3.4	The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company or its securities, other than as set forth in the Offering Documents or in any Issuer Free Writing Prospectus.

3.5	Notwithstanding the foregoing provisions of this Article 3, no Underwriter will be liable to the Company under this Article 3 with respect to a default by another Underwriter or another Underwriter’s duly registered broker-dealer Affiliate in the United States or any Selling Firm, as the case may be.

3.6	The Underwriters acknowledge that the Company is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities authority outside of the Offering Jurisdictions.

Article 4
Preparation of Prospectus Supplement; Marketing Materials; Due Diligence

4.1	During the period of the Distribution of the Offered Shares, the Company shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve the form and content of, the Offering Documents and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as Underwriters and, in the case of the Canadian Prospectus Supplement, to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters.

4.2	Without limiting the generality of Section 4.1 above, during the Distribution of the Offered Shares:

(a)	the Company shall prepare, in consultation with the Representatives, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)	the Representatives shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)	the Company shall file a template version of any such marketing materials on SEDAR as soon as reasonably practical after such marketing materials are so approved in writing by the Company and the Representatives and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Commission), and the Company shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d)	following the approvals and filings set forth in Section 4.2(a) to (c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers in accordance with Applicable Securities Laws.

4.3	By the act of having delivered the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses to the Underwriters, the Company shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters and provided by them in writing solely for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Applicable Securities Laws.

4.4	Each of the Company and the Underwriters, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 4.2.

Article 5
Material Changes

5.1	During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Company represents and warrants to the Underwriters that there is no material change or material fact required to be disclosed by the Company pursuant to Applicable Securities Laws which is not currently disclosed within all Reports and other documents previously published or filed by the Company with the Canadian Commissions or the SEC (the “Continuous Disclosure Materials”). The Company further covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)	any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Company and its Subsidiaries taken as a whole;

(b)	any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Preliminary Prospectus, the Canadian Prospectus, any Supplementary Material, any Incorporated Documents and any marketing documents (collectively, the “Canadian Offering Documents”), as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company; or

(d)	the occurrence of any event as a result of which (i) the U.S. Offering Documents, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Prospectus, any U.S. Amended Prospectus or any Issuer Free Writing Prospectus, in each case as then amended or supplemented, would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

5.2	The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriter receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Article 5 and to not recommence the Distribution of the Offered Shares until Supplementary Material disclosing such change are filed in such Offering Jurisdiction.

5.3	The Company shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

5.4	If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Company shall subject to the proviso in Section 5.2 above, make any such filing under Applicable Securities Laws as soon as possible.

5.5	The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Article 5.

Article 6
Purchase, Sale, Payment and Delivery of the Offered Shares.

The Company hereby confirms its agreement with the Underwriters concerning the purchase and sale of the Offered Shares as follows:

6.1	The Representatives hereby advise the Company that the Underwriters intend to offer for sale to the public, on the terms set forth in the Time of Sale Prospectus and each Prospectus, their respective portions of the Offered Shares as soon after this Agreement has been executed as the Representatives, each in its sole judgment, has determined is advisable and practicable. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the purchase price of the Offered Shares may be decreased by the Underwriters and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by Purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. Any such decrease will not affect the proceeds to be received by the Company.

6.2	Payment of the Offering Price for the Firm Shares, and if applicable, any Additional Shares, shall be made to the Company by wire transfer against delivery of the Firm Shares and, if applicable, Additional Shares, to RBC on behalf of the Underwriters, through the facilities of CDS designated by the Underwriters, in such names and denominations as the Underwriters may request, and such payment and delivery shall be made by 8:30 a.m. (Toronto time), on February 19, 2025 (respectively, the “Closing Time” and the “Closing Date”) (unless another time and date shall be agreed to by RBC and the Company or unless postponed in accordance with the provisions of Section 17.2 hereof). The Firm Shares, and Additional Shares, if any, shall be registered in such names and in such denominations as specified by RBC on behalf of the Underwriters. It is understood that RBC has been authorized, for its own accounts and the accounts of the non-Defaulting Underwriters, to accept delivery of and receipt for, and make payment of the Offering Price for the Offered Shares the Underwriters have agreed to purchase (subject to such adjustment as RBC may determine to eliminate fractional shares and subject to adjustment in accordance with Section 17.1 hereof). RBC, may (but shall not be obligated to) make payment for any Offered Shares to be purchased by any Underwriter whose funds shall not have been received by RBC by the Closing Date for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

6.3	The Over-Allotment Option may be exercised by the Representatives on behalf of the Underwriters at any time, in whole or in part by delivering notice to the Company not later than 5:00 p.m. (Toronto time) on the 27th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased, such date may be the same as (but not earlier than) the Closing Date and will not be earlier than 48 hours after the date of delivery of such notice (except to the extent a shorter period shall be agreed to by the Company) nor later than the 30th day after the Closing Date. Subject to the terms of this Agreement, upon the Representatives furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 17.1, and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice.

6.4	The Company shall deliver, or cause to be delivered, to RBC for the accounts of the Underwriters, the Firm Shares, and if applicable, the Additional Shares, at the Closing Date, against the irrevocable release of a wire transfer of immediately available funds for the amount of the Offering Price therefor. The Offered Shares shall be registered in such names and denominations as RBC shall have requested at least one full Business Day prior to the Closing Date. Deliveries of the documents described in Article 14 hereof with respect to the purchase of the Offered Shares shall be made at the offices of DuMoulin Black LLP in Vancouver, British Columbia at 8:30 a.m. (Toronto time), or at such other place as RBC and the Company may agree, on the Closing Date. In the event that the Over-Allotment Option is exercised after the Closing Date in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of DuMoulin Black LLP or at such other place as may be agreed to by the Underwriters and the Company. At the Option Closing Time, the Company shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Underwriters, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of $12.25 per Additional Share by wire transfer or certified cheque payable to the Company or as otherwise directed by the Company. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

Article 7
Regulatory Approvals

The Company will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will qualify the Offered Shares for Offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and in such other jurisdictions as the Underwriters may designate and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, Registration Statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions, and (ii) the Underwriters and the Selling Firms shall comply with the Applicable Laws in any such designated jurisdiction in making offers and sales of Offered Shares therein.

Article 8
Representations and Warranties of the Company.

The Company represents and warrants to the Underwriters, RBC Capital Markets and CF&Co and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

8.1	The Company was a “foreign private issuer” (as defined in Rule 405 under the Securities Act) when the Registration Statement was filed and is eligible to use Form F-10 under the Securities Act to register the Offering of the Offered Shares under the Securities Act. The Company prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform to the requirements of the Securities Act.

8.2	The Company is eligible to use the Shelf Procedures. No cease trade order preventing or suspending the use of the Canadian Preliminary Base Prospectus or the Canadian Prospectus or preventing the distribution of the Offered Shares has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian Commissions; as of their respective dates, the Canadian Preliminary Base Prospectus and the Canadian Prospectus complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Commissions in the Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Preliminary Base Prospectus and the Canadian Prospectus. On the Closing Date and each Option Closing Date (i) the Canadian Prospectus will comply in all material respects with the Canadian Securities Laws, (ii) the U.S. Prospectus will conform with the Canadian Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC and (iii) the Canadian Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the Closing Date and each Option Closing Date full, true and plain disclosure of all material facts relating to the Offered Shares, that is required to be in the Canadian Prospectus, and did not at the respective dates thereof, and will not at the Closing Date and each Option Closing Date contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To its knowledge, except as disclosed in the Registration Statement, or included or incorporated in the Preliminary Prospectuses, the Time of Sale of Prospectus and the Prospectuses, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters.

8.3	The Company is duly incorporated, validly existing and in good standing under the corporate laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company.

8.4	All of the shares of the Material Subsidiary, as set out in Schedule ”A” of this Agreement, are legally and beneficially owned by the Company, free and clear of all liens, charges and encumbrances of any kind whatsoever, except that; (A) under the terms of a Limited Recourse Guarantee dated March 24, 2022 the Company has guaranteed the obligations of the Material Subsidiary owed to Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”) under the US$225,000,000 Secured Note issued to Sprott on March 24, 2022 and the Subscription Agreement in respect thereof and pledged the shares of the Material Subsidiary to Sprott as security for its obligations under such guarantee under a Pledge Agreement also dated March 24, 2022, and (B) under the terms of a Limited Recourse Guarantee dated June 29, 2023 the Company has guaranteed the obligations of the Material Subsidiary owed to Sprott under the US$150,000,000 Secured Note issued to Sprott on June 29, 2023 and the Subscription Agreement in respect thereof and pledged the shares of the Material Subsidiary to Sprott as security for its obligations under such guarantee under a Pledge Agreement also dated June 29, 2023.

8.5	The Subsidiaries are the only Subsidiaries of the Company and each of the Subsidiaries is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Subsidiaries.

8.6	The Continuous Disclosure Materials do not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of the date of the statements in the Continuous Disclosure Materials and were prepared in accordance with and comply in all material respects with Applicable Securities Laws of the Reporting Jurisdictions and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under Applicable Securities Laws of the Reporting Jurisdictions.

8.7	The Common Shares are listed for trading on the Exchanges and the Company is not in material default of any of the listing requirements of the Exchanges applicable to the Company.

8.8	The Registration Statement has become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the SEC. The U.S. Preliminary Prospectus and the U.S. Prospectus when filed complied in all material respects with the Securities Act and were identical in all material respects to the copies thereof delivered to the Underwriters for use in connection with the offer and sale of the Offered Shares. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at the Closing Date and each Option Closing Date, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the Applicable Time, the Time of Sale Prospectus did not, and at the time of the Closing Date and each Option Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Prospectus, as amended or supplemented, as of its date and at the Closing Date and each Option Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences shall not apply to statements in, or omissions from, any such document made in reliance upon, and in conformity with, information furnished to the Company by the Underwriters contemplated by Article 10 specifically for use in the preparation thereof. There are no agreements, contracts, arrangements or understandings (written or oral) or other documents required to be described in the Time of Sale Prospectus or the U.S. Prospectus or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

8.9	The Company (i) is or will be at the Closing Time a reporting issuer (within the meaning of Applicable Securities Laws) in the Reporting Jurisdictions and (ii) is not in default in any material respect of any of the requirements of the Applicable Securities Laws of the Reporting Jurisdictions, and the Company is not included on a list of defaulting reporting issuers maintained by any of the Qualifying Jurisdictions.

8.10	The Company was not and is not an “ineligible issuer” as defined in Rule 405 under the Securities Act at the times specified in Rules 164 and 433 under the Securities Act in connection with the Offering of the Offered Shares.

8.11	The documents incorporated or deemed to be incorporated by reference in the Prospectuses and the Registration Statement, when they were filed with the Canadian Commissions in each of the Qualifying Jurisdictions or the SEC under the Securities Act or the Exchange Act, conformed in all material respects to the requirements of the Canadian Securities Laws or U.S. Securities Laws, as applicable; and any further documents to be incorporated by reference in the Prospectuses or the Registration Statement subsequent to the effectiveness of the Registration Statement and prior to the completion of the Distribution of the Offered Shares, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and U.S. Securities Laws, as applicable, and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

8.12	Neither the execution of this Agreement, nor the issuance, Offering or sale of the Offered Shares, nor the consummation of any of the transactions contemplated herein and therein, nor the compliance by the Company with the terms and provisions hereof and thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Company may be bound or to which any of the property or assets of the Company is subject, except (i) such conflicts, breaches or defaults as may have been waived, and (ii) such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect (as defined below); nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company or of any Governmental Authority having jurisdiction over the Company, except such violations that would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

8.13	Each Issuer Free Writing Prospectus, any marketing materials, and all other information (i) made available by the Company, its Subsidiaries or its representatives to the Underwriters or any prospective investor in the Offering; or (ii) contained in any filing by or on behalf of the Company with any Governmental Authority or commission or self-regulatory authority or stock exchange with respect to the Offering, as of its issue date and as of each Applicable Time, will, at all times during the period of engagement of the Underwriters, be complete and correct in all material respects. All such materials did not, do not and will not include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made, nor will they contain any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, including any Incorporated Document deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus or any marketing materials made in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Underwriters specifically for inclusion therein as contemplated by Article 10.

8.14	There are no reports or information of the Company or, to the knowledge of the Company, of any third party, that in accordance with the requirements of the Canadian Securities Laws or U.S. Securities Laws must be made publicly available in connection with the Offering of the Offered Shares that have not been made publicly available as required. There are no documents of the Company or, to the knowledge of the Company, of any third party, required to be filed with the Canadian Commissions in the Qualifying Jurisdictions or with the SEC in the United States in connection with the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus that have not been filed as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable. There are no agreements, contracts, arrangements or understandings (written or oral) or other documents of the Company or, to the knowledge of the Company, of any third party, required to be described in the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus which have not been described or filed as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable.

8.15	The Company has delivered or will deliver on the Closing Date to the Underwriters (or with respect to the Registration Statement on Form F-10 and each amendment thereto, the Time of Sale Prospectus, the U.S. Prospectus, as amended or supplemented, and any Issuer Free Writing Prospectus, made available on EDGAR) one complete manually signed copy of the Registration Statement on Form F-10, each amendment thereto and each consent and certificate of experts filed as a part thereof, and conformed copies (to the extent such documents contain signatures) of the Registration Statement on Form F-10 and each amendment thereto, the Preliminary Prospectuses, the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented, and any Free Writing Prospectus reviewed and consented to by the Underwriters, in such quantities and at such places as the Underwriters have reasonably requested for each of the Underwriters.

8.16	All necessary corporate action has been taken by the Company to authorize the issuance, sale and delivery of the Firm Shares and the Additional Shares, on the terms set forth in this Agreement.

8.17	Other than the term sheets in respect of the Offering and sale of Offered Shares dated February 13, 2025, the Company has not distributed and will not distribute, prior to the completion of the Underwriters’ Distribution of the Offered Shares, any Offering material in connection with the Offering and sale of the Offered Shares other than the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any Free Writing Prospectus reviewed and consented to by the Representatives on behalf of the Underwriters, or the Registration Statement.

8.18	The Company has all requisite corporate power and authority to enter into this Agreement and to perform the transactions contemplated hereby, and the sale by the Company of the Offered Shares has been duly authorized by all necessary corporate action of the Company, and this Agreement has been duly executed and delivered by the Company and this Agreement will upon execution and delivery in accordance with the terms hereof be, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement may be limited by applicable law.

8.19	Subsequent to the respective dates as of which information is given in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, if any (including any document deemed incorporated by reference therein), there has not been (i) any Material Adverse Effect, (ii) any transaction which is material to the Company and the Material Subsidiary taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or the Material Subsidiary, which is material to the Company and the Material Subsidiary taken as a whole, (iv) any material change in the capital stock or outstanding long-term indebtedness of the Company or the Material Subsidiary or (v) any dividend or Distribution of any kind declared, paid or made on the capital stock of the Company or the Material Subsidiary, other than in each case above in the ordinary course of business or as otherwise disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses.

8.20	KPMG LLP, who audited the Financial Statements, are and have been independent public accountants as required under Applicable Securities Laws and there has never been a “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations) between the Company and such auditors nor has there been any event which has led any of the Company’s current auditors to threaten to resign as auditors.

8.21	All agreements between the Company and third parties expressly referenced in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Company.

8.22	The consolidated financial statements of the Company filed with the SEC as a part of the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, together with the related notes thereto (the “Financial Statements”) are accurate in all material respects and present fairly the financial position and results of the operations of the Company for the period then ended and such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

(a)	The other financial and statistical data with respect to the Company and the Material Subsidiary contained or incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, are accurately and fairly presented in all material respects and prepared on a basis consistent with the Financial Statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that are not included or incorporated by reference as required; and no other Financial Statements are required to be set forth or to be incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses.

8.23	There are no material liabilities of the Company, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Financial Statements.

8.24	Since December 31, 2023, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company or its Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting its business, affairs, capital, prospects or assets, or the right or capacity of the Company or its Subsidiaries to carry on its business not disclosed in any material change report filed by the Company in accordance with Applicable Securities Laws, such business having been carried on in the ordinary course.

8.25	All contracts and agreements material to the Company and the Subsidiaries other than those entered into in the ordinary course of its business as presently conducted have been disclosed in the Continuous Disclosure Materials and neither the Company nor any of the Subsidiaries has approved or entered into any binding agreement in respect of, nor has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or the Subsidiaries, whether by asset sale, transfer of shares or otherwise, except as disclosed in the Continuous Disclosure Materials.

8.26	There are no amendments to the material contracts that have been, are required to be or, to the knowledge of the Company or any of the Subsidiaries, are proposed to be made.

8.27	The statistical, industry-related and market-related data included in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, are based on or derived from sources that the Company reasonably believes are reliable and accurate.

8.28	Each of the Company and the Subsidiaries has all requisite corporate power and capacity to own the assets owned by it and to carry on the business carried on by it, and each of the Company and the Subsidiaries holds all material licenses and Permits that are required for carrying on its business in the manner in which such business has been carried on and is duly qualified to carry on business in all jurisdictions in which it carries on business.

8.29	The Subsidiary of the Company listed in Schedule ”A” (the “Material Subsidiary”) is the only one of the Company’s Subsidiaries that is a material Subsidiary. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the Company owns, directly or indirectly, all of the equity interests of the Material Subsidiary free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Material Subsidiary are validly issued and are fully paid, non-assessable and free of pre-emptive and similar rights.

8.30	The minute books and records of the Company and the Material Subsidiary made available to counsel for the Underwriters in connection with its due diligence investigation of the Company, as the case may be, to the date of this Agreement are all of the minute books and records of the Company and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval or full execution) of the shareholders, the directors and all committees of directors of the Company and the Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or the Material Subsidiary to the date of this Agreement not reflected in such minute books and other records other than Minutes of the meetings of the directors held March 5-6, 2024, December 9, 2024 and January 16, 2025, the Minutes of the Corporate Governance and Nominating Committee meeting of November 1, 2024 and the Minutes of the Audit Committee meeting of November 13, 2024 and the consent resolutions of the directors approving the Offering and the Concurrent Private Placement.

8.31	Neither the Company nor any of the Subsidiaries is in violation of its constating documents or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any of the Subsidiaries is subject (collectively, “Agreements and Instruments”). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and the use of the proceeds from the sale of the Offered Shares, and compliance by the Company with its obligations hereunder, do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien upon any property or assets of the Company or any of the Subsidiaries pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the constating documents of the Company or any of the Subsidiaries or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of the Subsidiaries or their assets, properties or operations, except for such violations or conflicts that would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or the Material Subsidiary.

8.32	The Company and the Material Subsidiary maintain a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act) that complies in all material respects with the requirements of the 1934 Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with IFRS including but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of Financial Statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Management of the Company assessed internal control over financial reporting of the Company as of December 31, 2023 and concluded internal control over financial reporting was effective as of such date. Since the date of the Financial Statements, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any material weaknesses or significant deficiencies in its internal control over financial reporting, other than the significant control deficiency identified by the Company in the quarter ended September 30, 2020 related to the application of IFRS 2 Share Based Payments on certain non-market performance stock options, and in respect of which a new control has been implemented to mitigate the identified significant deficiency. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the 1934 Act) that comply with the requirements of the 1934 Act; such disclosure controls and procedures have been designed so that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is made known to the Company’s management and is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission rules and forms; such disclosure controls and procedures were effective as of December 31, 2023.

8.33	Other than as disclosed in the December 31, 2023 consolidated financial statements relating to the adoption, on January 1, 2024, of new IFRS standards, there has been no change in accounting policies or practices of the Company or the Subsidiaries since December 31, 2023.

8.34	The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees and the NYSE that are applicable to the Company and Rule 10A-3 under the Exchange Act.

8.35	The auditors of the Company have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Company.

8.36	The issued and outstanding Common Shares have been validly issued, are fully paid and non-assessable and are not subject to any pre-emptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses as of the dates referred to therein (other than additional grants under the Company’s equity-based compensation plans, or changes in the number of outstanding Common Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof) and such authorized capital stock conforms in all material respects to the description thereof set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses. The description of the securities of the Company in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses is complete and accurate in all material respects. Except as disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, as of the date referred to therein, the Company does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Common Shares or other securities.

8.37	There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Registration Statement or the Canadian Prospectus or included in the Offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

8.38	No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or Governmental Authority or agency in Canada or the United States is necessary or required for the performance by the Company of its obligations hereunder, in connection with the Offering in the Offering Jurisdictions, or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained, or as may be required, under Applicable Securities Laws.

8.39	Except as set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, (i) and except pursuant to options and warrants to purchase Common Shares pursuant to outstanding convertible securities of the Company and equity-based compensation securities entitling the holder to receive Common Shares upon vesting or settlement, no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a “Person”), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Shares or other securities of the Company, (ii) except for the right the Company has granted the Tahltan Nation to purchase up to 5% of any offering by the Company of Common Shares being made to more than four persons and greater than 50% of the proceeds of which will be used on expenditures relating to the KSM Project, the Company has not granted to any Person any pre-emptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a “poison pill” provision or otherwise) to purchase any Common Shares or other securities of the Company, (iii) no Person has the right to act as an Underwriter or as a financial advisor to the Company in connection with the offer and sale of the Offered Shares, and (iv) no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act or qualify for Distribution under Canadian Securities Laws any Common Shares or other securities of the Company, or to include any such Common Shares or other securities in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, whether as a result of the filing or effectiveness of the Registration Statement, the Prospectuses (or documents incorporated by reference therein) or the sale of the Offered Shares as contemplated thereby or otherwise.

8.40	No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and no forward-looking information within the meaning of Section 1(1) of the Securities Act (British Columbia) contained or incorporated by reference in the Registration Statement, the Prospectuses or the Time of Sale Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

8.41	The form of certificates representing the Offered Shares, to the extent that physical certificates are issued for such securities, will be in due and proper form and conform to the requirements of the Canada Business Corporations Act, the constating documents of the Company and applicable requirements of the TSX, NYSE, The Depository Trust Company and CDS or will have been otherwise approved by the TSX and NYSE, if required. The Offered Shares will have been made eligible by The Depository Trust Company and CDS.

8.42	Computershare Investor Services Inc. at its principal office in the City of Toronto, Ontario has been duly appointed as the registrar and transfer agent for the Common Shares and, through its offices in Golden, Colorado, Computershare Trust Company, N.A. has been duly appointed as the U.S. registrar and transfer agent for the Common Shares.

8.43	Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company’s knowledge, any legal, governmental or regulatory audits or investigations, to which the Company or a Subsidiary is a party or to which any property of the Company or the Material Subsidiary is the subject that, individually or in the aggregate, if determined adversely to the Company or the Material Subsidiary, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, to the Company’s knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others that, individually or in the aggregate, if determined adversely to the Company or the Material Subsidiary, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; and (i) there are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the Securities Act or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that are not so described; and (ii) there are no agreements, contracts, arrangements or understandings (written or oral) or other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement that are not so filed.

8.44	No material labour dispute with the employees of the Company or the Subsidiaries currently exists or, to the knowledge of the Company or the Subsidiaries, is imminent and none of the Company nor the Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Company, no action has been taken or is contemplated to organize any employees of the Company or the Subsidiaries.

8.45	Except as set forth in the Registration Statement, or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, no dispute between the Company and any local, aboriginal or indigenous group exists, or to the Company’s knowledge, is threatened or imminent with respect to any of the Company’s properties or exploration, development and mining activities that could reasonably be expected to have a Material Adverse Effect.

8.46	Except as described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company or its Material Subsidiary of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

8.47	Except as disclosed in the Continuous Disclosure Materials, the Company and the Material Subsidiary own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Continuous Disclosure Materials, (a) there are no rights of third parties to any such Intellectual Property owned by the Company and the Material Subsidiary; (b) to the Company’s knowledge, there is no infringement by third parties of any such Intellectual Property; (c) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s and the Material Subsidiary’s rights in or to any such Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (d) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (e) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company and the Material Subsidiary infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others; (f) to the Company’s knowledge, there is no third-party U.S. patent or published U.S. patent application which contains claims for which an Interference Proceeding (as defined in 35 U.S.C. § 135) has been commenced against any patent or patent application described in the Continuous Disclosure Materials, as being owned by or licensed to the Company; and (g) the Company and the Material Subsidiary have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or the Material Subsidiary, and all such agreements are in full force and effect, except, in the case of any of clauses (a)-(g) above, for any such infringement by third parties or any such pending or threatened suit, action, proceeding or claim as would not, individually or in the aggregate, result in a Material Adverse Effect.

8.48	Neither the Company nor the Material Subsidiary has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 40-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

8.49	Neither the Company, nor the Material Subsidiary, nor to the knowledge of the Company any of their respective directors or officers has taken, directly or indirectly, any action designed, or that has constituted or might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, the stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares.

8.50	Each of the Company and the Material Subsidiary, as applicable, has good title to the Material Property, free and clear of all material liens, charges and encumbrances of any kind whatsoever. The Company, through wholly-owned Subsidiaries, has good title to the Properties other than as disclosed in Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses.

8.51	All material options, leases, concessions, claims or other, direct or indirect, interests in natural resource properties and surface rights for exploration and exploitation, extraction and other material mineral property rights relating to the Material Property in which the Company or Subsidiaries holds an interest or right (collectively, the “Property Rights”) are completely and accurately described in all material respects in the Continuous Disclosure Materials and the Company or the Subsidiaries is the legal and beneficial owner of such Property Rights and the Property Rights are in good standing and are valid and enforceable and are free and clear of any liens, charges or encumbrances, except as disclosed in the Continuous Disclosure Materials and the royalties thereon.

8.52	No Material Property rights, easements, rights of way, access rights (including but not limited to any mineral, geothermal and water rights) other than the Property Rights are necessary for the conduct of the business of the Company and the Subsidiaries as currently being conducted, and there are no material restrictions on the ability of the Company or the Subsidiaries to use or otherwise exploit any such Property Rights in the manner in which they are currently being used, and there is no claim, or to the knowledge of the Company, basis for a claim that may adversely affect such rights in any respects.

8.53	The Material Property of the Company and the Material Subsidiary complies with all applicable codes and Applicable Laws (including, without limitation, building and zoning codes, laws and regulations and laws relating to access to such properties), except if and to the extent disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses or except for such failures to comply that would not, individually or in the aggregate, interfere in any material respect with the use made and proposed to be made of such property by the Company and the Material Subsidiary or otherwise have a Material Adverse Effect. None of the Company or the Material Subsidiary has received from any Governmental Authorities any notice of any condemnation of, or zoning change affecting, the Material Property of the Company and the Material Subsidiary, and the Company knows of no such condemnation or zoning change which is threatened, except for such that would not interfere in any material respect with the use made and proposed to be made of such property by the Company and the Material Subsidiary or otherwise have a Material Adverse Effect, individually or in the aggregate.

8.54	With respect to exploration and mining rights, the Company represents and warrants that:

(a)	the Company or through the Material Subsidiary, hold either freehold title, mining leases, mining concessions, mineral claims, exploration permits, prospecting permits or participant interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which the Material Property is located, in respect of the ore bodies and minerals located on the Material Property in which the Company (through the Material Subsidiary) has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements, contracts, arrangements or understandings, sufficient to permit the Company (through the Material Subsidiary), subject to compliance with customary permit requirements for specific work programs, to explore for the minerals relating thereto; all leases or claims and Permits relating to the Material Property in which the Company (through the Material Subsidiary) has an interest or right have been validly located and recorded in accordance with all Applicable Laws and are valid and subsisting; except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the Company (through the Material Subsidiary) has all necessary surface rights, access rights and other necessary rights and interests relating to the Material Property in which the Company (through the Material Subsidiary) has an interest granting the Company (through the Material Subsidiary) the right and ability to explore for minerals, ore and metals as are appropriate in view of the rights and interest therein of the Company or the Material Subsidiary, with only such exceptions as do not materially interfere with the current use made by the Company or the Material Subsidiary of the rights or interest so held, and each of the proprietary interests or rights and each of the agreements, contracts, arrangements or understandings and obligations relating thereto referred to above is currently in good standing in all respects in the name of the Company or the Material Subsidiary; except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and Prospectuses, the Company and the Material Subsidiary do not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the Property Rights thereof, other than mineral claim fees, except where such fee or payment would not have a Material Adverse Effect, either individually or in the aggregate;

(b)	except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the Company and the Material Subsidiary have identified all the material permits, certificates, and approvals (collectively, the “Permits”) which are or will be required for the exploration, development and eventual or actual operation of the Material Property, which Permits include but are not limited to environmental assessment certificates, water licenses, land tenures, rezoning or zoning variances and other necessary local, provincial, state and federal approvals; and, except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the appropriate Permits for it to carry on its current business as described in such documents, have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Company or the Material Subsidiary; and, except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, neither the Company nor the Material Subsidiary know of any issue or reason why the Permits should not be approved and obtained in the ordinary course;

(c)	all assessments or other work required to be performed in relation to the material mining claims and/or concessions and the mining rights with respect to the Material Property in order to maintain the Company’s interest therein have been performed to date or the requisite payments in lieu thereof have been made to date, and the Company and the Subsidiaries have complied in all material respects with all applicable governmental laws, regulations and policies in this connection as well as with regard to legal, contractual obligations to third parties in this connection except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect on the Company or the Subsidiaries;

(d)	except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, all exploration and development activities on the properties of the Company and the Material Subsidiary (including, without limitation, the Material Property) have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with;

(e)	except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Material Subsidiary except for ongoing assessments conducted by or on behalf of the Company and the Material Subsidiary in the ordinary course;

(f)	all of the scientific or technical information concerning a mineral project on a material property of the Company set forth in the Continuous Disclosure Materials has been reviewed by a “qualified person” as required by National Instrument 43-101 – Standards of Disclosure for Mineral Properties (“NI 43-101”);

(g)	the Company has filed all technical reports required by NI 43-101 and is currently in compliance with NI 43-101 in all material respects;

(h)	the Company made available to the respective authors thereof prior to the issuance of all of the applicable technical reports filed by the Company on SEDAR relating to the Material Property (the “Reports”), for the purpose of preparing the Reports, as applicable, all information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

(i)	the most current Report complies in all material respects with the requirements of NI 43-101 as at the date of such Report;

(j)	the information set forth in the Continuous Disclosure Materials and technical reports of the Company relating to the estimates by the Company and the Subsidiaries of mineral reserves and resources within the Material Property, Courageous Lake Project and the Iskut Property (i) has been reviewed and verified by a “qualified person” as required by NI 43-101; (ii) the information upon which the estimates of mineral reserves and mineral resources were based, was, to the knowledge of the Company, at the time of delivery thereof, complete and accurate in all material respects, and (iii) there have been no material changes to such information since the date of delivery or preparation thereof other than material changes that have been disclosed in the Continuous Disclosure Materials;

8.55	The Company and the Subsidiaries have all material licenses, registrations, qualifications, Permits, consents and authorizations necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted and all such licenses, registrations, qualifications, Permits, consents and authorizations are valid and subsisting and in good standing in all material respects.

8.56	Each of the Company and the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all Applicable Laws, rules and regulations of each jurisdiction in which its business is carried on, is in compliance in all material respects with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licenses that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licenses are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Company or the Subsidiaries, or event which with notice or lapse of time or both, could constitute a breach or default by the Company or the Subsidiaries, exists with respect thereto, which would either individually or in the aggregate result in a Material Adverse Effect.

8.57	All information and documentation concerning the Company and the Subsidiaries (including but not limited to the Property Rights and material contracts), the Offered Shares, and the Offering, that has been provided to the Underwriters on their request by the Company in connection with this Agreement is accurate and complete in all material respects and does not contain any misrepresentations.

8.58	No action has been taken by any persons which would in any material way limit, restrict or cause interference with any mineral exploration and development work which the Company currently proposes to carry out on the Company’s Material Property.

8.59	All tax returns, reports, elections, remittances, filings, withholdings and payments of the Company and the Subsidiaries required by Applicable Laws to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Company as at December 31, 2023 have been paid or accrued in the Financial Statements. The Company and its Material Subsidiary have been assessed for all applicable taxes to and including the year ended December 31, 2023 and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Company is not aware of any material contingent tax liability of the Company or its Subsidiaries not adequately reflected in the Financial Statements. To the best of its knowledge, no examination of any tax return of the Company or any of the Subsidiaries is currently in progress other than the 2010 and 2011 reassessments related to the BCMETC claims and appeal filed with the BC Supreme Court by the Company and the reassessments related to the eligibility of expenditures in 2014 to 2016 as Canadian Exploration Expenses together with the associated reassessment of subscribers for flow-through shares that have been impacted by any such ineligibility (whom the Company has indemnified) and there are no material issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable by the Company or any of the Subsidiaries. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company or any of the Subsidiaries.

8.60	To the best of its knowledge, no examination of any tax return of the Company or any of the Subsidiaries is currently in progress which would either individually or in the aggregate result in a Material Adverse Effect.

8.61	There are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company’s knowledge, pending, threatened against or affecting the Company or any of the Subsidiaries, or to the Company’s knowledge, its directors or officers at law or in equity or before or by any federal, provincial, state, municipal or other domestic or foreign, governmental department, commission, board, bureau or agency of any kind whatsoever except that Tudor Gold Corp. has stated publicly that it intends to take all steps necessary to obtain the appropriate legal remedies and results to maintain the integrity and lawful rights of Tudor Gold Corp. to its mineral tenures, unimpeded in any way by the proposed Mitchell-Treaty tunnels of the KSM Project, including bringing an action for statutory taking or seeking the cancellation of the authorizations of the KSM Project relating to such tunnels.

8.62	The Company has not relied upon the Underwriters or legal counsel for the Underwriters for any legal, tax or accounting advice in connection with the Offering and sale of the Offered Shares. All advice (written or oral) given by the Underwriters in connection with the Underwriters’ engagement is intended solely for the benefit and use of the Company, and no such advice shall be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public references to the Underwriters be made by or on behalf of the Company, except as required by applicable law (in which case the content of such disclosures must be approved by the Underwriters, such approval not to be unreasonably withheld, conditioned, or delayed).

8.63	Neither the Company nor the Material Subsidiary is or, after giving effect to the Offering and sale of the Offered Shares and the application of the proceeds thereof as described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, will be required to register as an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

8.64	The Company does not have a material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

8.65	As of the date hereof, to the knowledge of the Company, the Company is not a “controlled foreign corporation,” as such term is defined in the Internal Revenue Code of 1986, as amended, and does not expect to become a controlled foreign corporation in the foreseeable future.

8.66	The Company and the Material Subsidiary carry, or are covered by, insurance in such amounts and covering such risks as the Company and the Material Subsidiary reasonably believe are adequate for the conduct of their properties and as is customary for companies engaged in similar businesses in similar industries.

8.67	Neither the Company nor any of the Subsidiaries, nor to the knowledge of the Company, any of the Company’s Affiliates, has taken, nor will the Company, any Subsidiary or, to the knowledge of the Company, any such Affiliate take, directly or indirectly, any action that has constituted, or that might reasonably be expected to cause or result in, the stabilization or manipulation of the price of the Common Shares, as applicable, or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) whether to facilitate the sale or resale of the Offered Shares, as applicable, or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

8.68	In order to coordinate efforts to effect the Offering, during the period of the engagement of the Underwriters, neither the Company nor any of its representatives shall, directly or indirectly (except through the Underwriters), solicit any offer from any party to provide or participate in the Offering. The Company will not take or permit its representatives or any of its other agents, Affiliates or associates to take any action that would cause the Offering to fail to qualify for an exemption from the registration requirements of the Applicable Laws of any jurisdiction in which the Offered Shares will not be registered. The Company agrees that it will comply with all Applicable Laws in connection with the Offering.

8.69	All of the information provided to the Underwriters or to counsel for the Underwriters by the Company and, to the knowledge of the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Conduct Rule 5110, 5121 or 5190 is true, complete and correct in all material aspects. The Company meets the definition of the term “experienced issuer” specified in FINRA Rule 5110(j)(6).

8.70	In connection with the ownership, use, maintenance or operation of its property and assets, none of the Company nor any of the Subsidiaries has any knowledge of a material violation of any applicable federal, provincial, state, municipal, domestic, foreign or local laws, by-laws, regulations, orders, policies, Permits, licenses, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”). Without limiting the generality of the foregoing:

(a)	each of the Company and the Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all hazardous or toxic substances or wastes, pollutants or contaminants in material compliance with all applicable Environmental Laws, except for a fuel spill at its Courageous Lake Project which has been cleaned up, the tailings facility for the old Johnny Mountain Mine and certain sites around the old Johnny Mountain Mine in which equipment, materials and mine structures have been buried or not property closed, each of which is not material to the Company, and has received all Permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and

(b)	there are no orders, rulings or directives issued against the Company or any of the Subsidiaries and to the knowledge of the Company there are no orders, rulings or directives pending or threatened against the Company or any of the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Company, although the Company is working with the British Columbia Ministry of Energy and Mines, the British Columbia Ministry of Environmental and the Tahltan Nation to execute a responsible reclamation plan to address environmental non-compliance at the old Johnny Mountain Mine site.

(c)	neither the Company nor the Material Subsidiary has received any notice wherein it is alleged or stated that the Company or the Material Subsidiary is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws and which could result in a Material Adverse Effect. Neither the Company nor the Material Subsidiary has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites.

(d)	other than as set forth in the materials disclosed to the Underwriters during their due diligence investigations, no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Company or any of the Subsidiaries with respect thereto has been received by the Company or any of the Subsidiaries and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or any of the Subsidiaries is in progress, or, to the knowledge of the Company, threatened or pending, which could be expected to have a Material Adverse Effect on the Company or any of the Subsidiaries, and, to the knowledge of the Company, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or any of the Subsidiaries, on which any such legal proceeding might be commenced.

8.71	Except as provided herein, there is no person, firm or corporation which has been engaged by the Company to act for the Company and which is entitled to any brokerage or finder’s fee in connection with this Agreement or the Offering.

8.72	None of the Company, the Subsidiaries nor, to the knowledge of the Company, any of their directors or officers are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance would have a Material Adverse Effect on the Company or the Subsidiaries.

8.73	Neither the Company nor the Material Subsidiary or any related entities (i) is required to register as a “broker” or “dealer” under Applicable Securities Laws or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a member” or “associated person of a member” (within the meaning set forth in the FINRA Manual).

8.74	Except as may be restricted by Applicable Law and that under the Secured Notes issued to Sprott, the Material Subsidiary has agreed not to declare, pay or make any cash dividend or other cash distribution or payment on any shares in the capital of the Material Subsidiary, nor authorize, suffer or permit the repurchase of any shares in the capital of the Material Subsidiary and under the limited recourse guarantees provided by the Company to Sprott Resource Streaming and Royalty Corp., the Company has agreed to postpone payment of all indebtedness of the Material Subsidiary to the Company, the Material Subsidiary is not prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Material Subsidiary’s equity securities or from repaying to the Company or any other Material Subsidiary any amounts that may from time to time become due under any loans or advances to such Material Subsidiary from the Company or from transferring any property or assets to the Company or to any other Material Subsidiary.

8.75	With respect to improper practices:

(a)	none of the Company, the Subsidiaries nor any of their employees or agents have made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution in violation of any law, or made any payment to any foreign, Canadian, provincial or governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by Applicable Laws, in a manner that would reasonably be expected to have a Material Adverse Effect;

(b)	no relationship, direct or indirect, exists between or among the Company or, to the Company’s knowledge, the Material Subsidiary or any Affiliate of any of them, on the one hand, and the directors, officers and shareholders of the Company or, to the Company’s knowledge, the Material Subsidiary, on the other hand, that is required by the Securities Act or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that is not so described;

(c)	no relationship, direct or indirect, exists between or among the Company or the Material Subsidiary or any Affiliate of them, on the one hand, and the directors, officers, or shareholders of the Company or, to the Company’s knowledge, the Material Subsidiary, on the other hand, that is required by the rules of FINRA (or Canadian equivalent thereof) to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that is not so described;

(d)	neither the Company nor any of its Subsidiaries is indebted or under any obligation to any of its respective directors, officers or shareholders, on any account whatsoever, other than for (i) payment of salary, directors’ fees, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company, and (iii) for other standard employee benefits made generally available to all employees; and

(e)	none of the Company or any of its Subsidiaries and the businesses now run by the Company or any of its Subsidiaries, and none of the directors, officers, supervisors, managers, agents, employees or other persons associated with or acting on behalf of the Company or any of its Subsidiaries has, to their knowledge (i) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, agency or instrumentality in the United States of America or any other jurisdiction, (ii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (iii) violated or is in violation of any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution, payment or gift was or is prohibited under the foregoing or any other applicable law, rule or regulation of any locality; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

8.76	The Company and the Subsidiaries have not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation on a consolidated basis other than ordinary course intra-company obligations and as disclosed in Section 8.4.

8.77	None of the directors, officers or shareholders of the Company or its Subsidiaries is indebted to or under any financial obligation to the Company or the Subsidiaries, on any account whatsoever other than short term immaterial amounts associated with tax remittance obligations.

8.78	The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator non-governmental authority involving the Company with respect to the Money Laundering Laws is to the best knowledge of the Company pending or threatened.

8.79	To help the United States government fight the funding of terrorism and money laundering activities, the federal laws of the United States require all financial institutions to obtain, verify and record information that identifies each person with whom they do business as a condition to doing such business. To permit compliance with this requirement, upon request the Company will provide the Underwriters with information or documents sufficient to verify the Company’s identity, including (as appropriate) a government-issued identification number, a government-issued business license, a certified charter, certificate of incorporation, partnership agreement or trust instrument and other constituent documents.

8.80	(i) the Company represents that, neither the Company nor any of its Subsidiaries (collectively, the “Entity”) or any director, officer, employee, agent, Affiliate or representative of the Entity, is a government, individual, or entity (in this Section 8.80, “Person”) that is, or is controlled by a Person that is:

(a)	the subject of any sanctions administered or enforced by OFAC, the United Nations Security Council, the European Union, His Majesty’s Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authorities, including, without limitation, designation on OFAC’s Specially Designated Nationals and Blocked Persons List or OFAC’s Foreign Sanctions Evaders List (as amended, collectively, “Sanctions”), nor

(b)	located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of the Ukraine) (the “Sanctioned Countries”);

(ii) the Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person:

(a)	to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country; or

(b)	in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the Offering, whether as Underwriter, advisor, investor or otherwise).

(iii) the Entity represents and covenants that, except as detailed in the Registration Statement or included or incorporated by reference in the Prospectuses, since April 24, 2019, it has not engaged in, is not now engaging in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or is or was a Sanctioned Country;

8.81	There has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, NI 52-109 and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) and each certifying officer of the Company (or each former certifying officer of the Company and each former certifying officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all Reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act and “certifying officer” shall have the meanings given to such term in NI 52-109.

8.82	Since January 1, 2021, the Company has filed all documents or information required to be filed by it under Canadian Securities Laws, U.S. Securities Laws, and the rules, regulations and policies of the Exchanges, except where the failure to file such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; all material change reports, annual information forms, Financial Statements, management proxy circulars and other documents filed by or on behalf of the Company with the Exchanges, the SEC and the Canadian Commissions, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation at the time at which it was filed; the Company has not filed any confidential material change report or any document requesting confidential treatment with any Governmental Authority that at the date hereof remains confidential.

8.83	To the knowledge of the Company, all documents and information delivered and provided by or on behalf of the Company to the Underwriters as a part of their due diligence in connection with the Offering were complete and accurate in all material respects.

8.84	Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, there has been no material security breach or other material compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other compromise to their IT Systems and Data; (ii) the Company is presently in compliance with all Applicable Laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

8.85	The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are accepted for trading on the NYSE under the symbol “SA” and the TSX under the symbol “SEA”, and the Company has taken no action designed to terminate the registration of the Common Shares under the Exchange Act or delist the Common Shares from either of the Exchanges, nor, except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, has the Company received any notification that the SEC, the Canadian Commissions or either of the Exchanges is contemplating terminating such registration or listing. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the Company has complied in all material respects with the applicable requirements of the Exchanges for maintenance of inclusion of the Common Shares thereon. The Company has obtained, or will obtain by the Closing Time, all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the Exchanges, the SEC and the Canadian Commissions, where applicable, required for the listing and trading of the Offered Shares, subject only to satisfying their standard listing and maintenance requirements. The Company has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements of each Exchange.

8.86	Neither the Company nor its Subsidiaries have any debt securities or preferred stock that are rated by any “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) of the Exchange Act).

8.87	Neither the Company nor any of its Subsidiaries is a “covered foreign person”, as that term is defined in 31 C.F.R. § 850.209. Neither the Company nor any of its Subsidiaries currently engages, or has plans to engage, directly or indirectly, in a “covered activity”, as that term is defined in 31 C.F.R. § 850.208 (“Covered Activity”). The Company does not have any joint ventures that engages in or plans to engage in any Covered Activity. The Company also does not, directly or indirectly, hold a board seat on, have a voting or equity interest in, or have any contractual power to direct or cause the direction of the management or policies of any person or persons that engages or plans to engage in any Covered Activity.

In this Agreement, a reference to “knowledge” of the Company, means the knowledge of Rudi Fronk and Christopher Reynolds, in each case, after reasonable inquiry within the scope of such person’s duties.

Any certificate signed by any officer on behalf of the Company or the Material Subsidiary and delivered to the Underwriters or counsel for the Underwriters in connection with the Offering of the Offered Shares shall be deemed to be a representation and warranty by the Company or Material Subsidiary, as the case may be, as to matters covered thereby, to each Underwriter.

The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Article 14 hereof, counsel to the Company and counsel to the Underwriters will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

The representations and warranties of the Company contained in this Article 8 of the Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the transactions contemplated under this Agreement for a period of 2 years.

Article 9
Representations, Warranties and Covenants of the Underwriters

9.1	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder, and it has complied with its obligations under Applicable Securities Laws;

(b)	it has all requisite power and authority to enter into, deliver and carry out its obligations under this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(c)	no finder’s fee or compensation will be paid to any Purchaser or related party for the Offering.

9.2	The Underwriters hereby covenant and agree with the Company to the following:

(a)	the Underwriters will comply with Applicable Securities Laws in connection with the offer and sale and Distribution of the Offered Shares;

(b)	the Underwriters will use their commercially reasonable efforts to complete the Distribution of the Offered Shares as promptly as possible after the Closing Time, but in any event no later than seven Business Days following the date of exercise of the entire Over-Allotment Option, if exercised; and

(c)	no Underwriter shall be liable to the Company under this section with respect to a default by any of the other Underwriters.

9.3	The Company agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter or another Underwriter’s duly registered broker-dealer Affiliate in the United States or any Selling Firm.

9.4	No Underwriter that is a non-resident for purposes of the Income Tax Act will render any services under this Agreement in Canada.

9.5	Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the SEC pursuant to Rule 433-(d) under the Securities Act a Free Writing Prospectus prepared by or on behalf such Underwriter that otherwise would not be required to be filed by the Company thereunder but for the action of the Underwriter.

Article 10
Indemnification

10.1	The Company shall indemnify and hold harmless the Underwriters, RBC Capital Markets and CF&Co, each of their affiliates and each of their respective directors, officers, employees, partners and agents, any person controlling the Underwriters, RBC Capital Markets or CF&Co or any of their affiliates, and each shareholder of the Underwriters, RBC Capital Markets or CF&Co (each, an “Indemnified Party”) from and against any and all losses, expenses, claims (including securityholder actions, whether derivative or otherwise), actions, damages and joint or several liabilities, including, without limitation, the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims, and the reasonable fees and expenses of any counsel retained by an Indemnified Party (collectively, “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, in connection with, or arising out of (i) any action, suit, proceeding, investigation or claim that may be made or threatened by any person directly or indirectly relating to, caused by, resulting from, arising out of or based upon (a) any untrue statement or alleged untrue statement of material fact contained in the information (whether written or oral) supplied to any prospective investor by or on behalf of the Company or any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the engagement of the Underwriters pursuant to this Agreement, or (ii) enforcing this indemnity (each, a “Claim”), whether any event or subject matter related to such Claim occurred before or after the execution of this Agreement. The Company shall promptly reimburse each Indemnified Party upon demand for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim and to waive any right the Company may have of first requiring an Indemnified Party to proceed against, enforce any other right, power, remedy or security against, or to claim payment from any other person before claiming under this indemnity. No Indemnified Party will have any direct or indirect liability (in contract, tort or otherwise) to the Company, or any person asserting any Claim on behalf of or in right of the Company, for or in connection with either (i) or (ii) above, except, in the case of (ii)(b) above only, to the extent any Losses suffered by the Company are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted primarily from the gross negligence or wilful misconduct of such Indemnified Party. Without the express prior written consent of the Underwriters, the Company will not settle, compromise, consent to the entry of any judgment in, or otherwise seek to terminate, any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party to such Claim), unless the Company has acknowledged in writing that each Indemnified Party is entitled to indemnification in respect of such Claim, and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim, without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

10.2	Promptly after receiving notice of any Claim against the Underwriters or any other Indemnified Party, or the commencement of any investigation directly or indirectly based upon any matter in respect of which indemnification may be sought hereunder, the Underwriters or any such other Indemnified Party shall provide the Company written notice of the particulars thereof, provided that any delay in notifying or omission to so notify the Company will not relieve the Company of any liability that the Company may have to the Underwriters or any other Indemnified Party, except and only to the extent that such delay or omission prejudices the defense of such Claim or results in a material increase in the Company’s liability under this indemnity. The Company will be entitled (but not required) within 14 days after receipt of any such notice to undertake, conduct and control the settlement or defense of such Claim through experienced and competent counsel of its own choosing and at its own expense. If the Company undertakes, conducts and controls the settlement or defense of such Claim, each relevant Indemnified Party will have the right to participate in the settlement or defense of such Claim and the Company shall promptly provide copies of all relevant documentation to the relevant Indemnified Parties, keep the relevant Indemnified Parties advised of the progress thereof and discuss with the relevant Indemnified Parties all significant actions proposed.

10.3	The foregoing indemnity will not apply to the proportion of any Losses to which any Indemnified Party may be subject that a court of competent jurisdiction in a final judgment that has become non-appealable determines was primarily caused by the gross negligence, fraudulent act or willful misconduct of such Indemnified Party.

10.4	If for any reason the foregoing indemnity is unavailable (other than in accordance with the terms hereof) to the Underwriters or any other Indemnified Party, or is insufficient to hold the Underwriters or any other Indemnified Party harmless in respect of any Claim, the Company shall contribute to the amount paid or payable by the Underwriters or any other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Underwriters or any other Indemnified Party on the other hand, but also the relative fault of the Company, the Underwriters or any other Indemnified Party, as well as any relevant equitable considerations, provided that, except for any portion of such Claim that is determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the gross negligence or willful misconduct of an Indemnified Party, the Company shall in any event contribute to the amount paid or payable by the Underwriters or any other Indemnified Party as a result of such Claim any amount paid or payable in excess of the fees received by the Underwriters under the Engagement Letter.

10.5	The Company constitutes RBC as trustee of the Company’s covenants under this indemnity for and with respect to each Indemnified Party other than the Underwriters, RBC Capital Markets and CF&Co, and RBC accepts that trust and shall hold and enforce such covenants on behalf of each such Indemnified Party.

10.6	The Underwriters, on behalf of themselves or any other Indemnified Party, may retain counsel to separately represent the Underwriters or such other Indemnified Party in the defense of any Claim, at the Company’s expense, if (i) the Company does not promptly assume the defense of such Claim within 14 days after receiving notice of such Claim, (ii) the Company agrees to separate representation, or (iii) the Indemnified Party is advised by counsel that there is an actual or potential conflict in the Company’s and the Underwriters’ or such other Indemnified Party’s respective interests, or an additional defense is available to the Underwriters or such other Indemnified Party, as applicable, in each case, that makes representation by the same counsel inappropriate.

10.7	If personnel from the Underwriters are required to testify, participate or respond to any action, suit, proceeding, claim or investigation as a result of, or in respect of, in connection with, or arising out of, directly or indirectly, the engagement of the Underwriters pursuant to this Agreement (including, without limitation, any subpoena, production order, or similar documentary request), the Underwriters will have the right to employ their own counsel in connection therewith and the Company shall reimburse the Underwriters monthly for the following expenses incurred in connection therewith: (i) the time spent by their personnel at their normal per diem rates; (ii) all reasonable out-of-pocket expenses incurred by the Underwriters; and (iii) the fees and disbursements of legal counsel retained by the Underwriters.

10.8	The obligations of the Company hereunder are in addition to, and not in substitution for, any liability that the Company or any other person may otherwise have to the Underwriters or any other Indemnified Party, and will survive the termination of this Agreement.

Article 11
Certain Covenants of the Company

The Company further covenants and agrees with each Underwriter, RBC Capital Markets and CF&Co as follows:

11.1	To the extent not available on EDGAR as it relates to the Registration Statement, the Time of Sale Prospectus, the U.S. Prospectus and any supplements and amendments thereto, the Company shall furnish and deliver to the Underwriters, in such cities as the Underwriters may reasonably and lawfully request without charge, as soon as practicable after the Registration Statement becomes effective (as to the U.S. Prospectus) or after the filing thereof (as to the Canadian Prospectus), and during the period mentioned in Section 11.5 and Section 11.6 below, as many commercial copies, or originally signed versions, of the Time of Sale Prospectus, the Prospectuses and any supplements and amendments thereto or to the Registration Statement as the Representatives on behalf of the Underwriters may reasonably request for the purposes contemplated by the Securities Act and the Canadian Securities Laws. As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public Offering of the Offered Shares and ending on the completion of the Distribution of the Offering of the Offered Shares, during which time a preliminary prospectus, preliminary prospectus supplement or a prospectus relating to the Offered Shares is required by applicable Canadian Securities Laws or U.S. Securities Laws to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Offered Shares by any Underwriter or dealer.

11.2	Prior to amending or supplementing the Registration Statement, the Time of Sale Prospectus, the Canadian Prospectus or the U.S. Prospectus (including any amendment or supplement through incorporation by reference of any document), the Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without the Underwriters’ consent which shall not be unreasonably delayed, conditioned or withheld.

11.3	The Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed Free Writing Prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed Free Writing Prospectus or any amendment or supplement thereto without the Underwriters’ consent which shall not be unreasonably delayed, conditioned or withheld. The Company shall furnish to each Underwriter, without charge, as many copies of any Free Writing Prospectus prepared by or on behalf of, or used by, the Company as such Underwriter may reasonably request. If during the Prospectus Delivery Period there occurred or occurs an event or development as a result of which any Free Writing Prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or, omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such Free Writing Prospectus to eliminate or correct such conflict or so that the statements in such Free Writing Prospectus as so amended or supplemented will not include an untrue statement of a material fact or, omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such Free Writing Prospectus, the Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented Free Writing Prospectus and the Company shall not file, use or refer to any such amended or supplemented Free Writing Prospectus without the Underwriters’ consent which shall not be unreasonably delayed conditioned or withheld.

11.4	The Company shall not take any action that would result in an Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a Free Writing Prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

11.5	If any time prior to the Closing Date any event shall occur or condition shall exist as a result of which the Time of Sale Prospectus, as amended or supplemented, would include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective Purchaser, not misleading, or if, in the reasonable opinion of counsel for the Company or Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with Applicable Law, including the Securities Act, the Company shall (subject to Section 11.2) forthwith prepare, file with the SEC and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective Purchaser, not misleading, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with Applicable Law including the Securities Act and the Canadian Securities Laws.

11.6	The Company will prepare the Canadian Prospectus Supplement and the U.S. Prospectus Supplement in a form approved by the Representatives and (i) will file the Canadian Prospectus Supplement with the Principal Regulator in accordance with the Shelf Procedures as soon as practicably possible, and in any event, not later than 5:00 p.m. (Toronto time) on February 14, 2025 and (ii) will file the U.S. Prospectus Supplement with the SEC not later than the SEC’s close of business on the first Business Day following the day on which the filing of the Canadian Prospectus Supplement is made with the Principal Regulator. After the date of this Agreement, the Company shall promptly advise the Underwriters in writing (i) of the receipt of any comments of, or requests for additional or supplemental information or other communication from, any Canadian Commission or the SEC with respect to the Canadian Prospectus or the Registration Statement, (ii) of any request by any Canadian Commission to amend or supplement the Canadian Prospectus or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus or for additional information, (iii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Preliminary Prospectuses, the Time of Sale Prospectus, any Free Writing Prospectus or the Prospectuses, (iv) of the time and date that any post-effective amendment to the Registration Statement becomes effective, (v) of the issuance by the SEC or any Canadian Commission, as applicable, of any stop order suspending the effectiveness of the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any post-effective amendment thereto or any order directed at any document incorporated by reference in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any order preventing or suspending the use of the Preliminary Prospectus, the Time of Sale Prospectus, any Free Writing Prospectus, any marketing materials, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any post-effective amendment to the Registration Statement, or the suspension of the qualification of the Offered Shares for sale in any jurisdiction, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from the TSX or NYSE, or of the threatening or initiation of any proceedings for any of such purposes, and (vi) of the issuance by any Governmental Authority of any order having the effect of ceasing or suspending the Distribution of the Offered Shares, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose. If the SEC or any Canadian Commission shall enter any such stop order at any time, the Company will use best efforts to obtain the lifting of such order at the earliest possible moment.

11.7	The Company will comply with the U.S. Securities Laws and the Canadian Securities Laws so as to permit the completion of the Distribution of the Offered Shares during the Prospectus Delivery Period as contemplated in this Agreement and the Prospectuses. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses so that the Prospectuses do not include a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or the Canadian Prospectus is delivered to a Purchaser, not misleading, or if during the Prospectus Delivery Period in the reasonable opinion of the Company, the Underwriters or counsel for the Company or Underwriters it is otherwise necessary to amend or supplement the Prospectuses to comply with U.S. Securities Laws or Canadian Securities Laws, the Company agrees (subject to 11.2 and11.3) to promptly prepare, file with the SEC and the Canadian Commissions and furnish at its own expense to the Underwriters and to dealers, amendments or supplements to the Prospectuses so that the statements in the Prospectuses as so amended or supplemented will not include a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or the Canadian Prospectus is delivered to a Purchaser, not be misleading or so that the Prospectuses, as amended or supplemented, will comply with the U.S. Securities Laws and the Canadian Securities Laws, as applicable. Neither the Underwriters’ consent to, nor delivery of, any such amendment or supplement shall constitute a waiver of any of the Company’s obligations under (subject to 11.2 and11.3).

11.8	The Company shall use its commercially reasonable efforts to cause each of the Company’s directors and officers to undertake, in writing, not to offer, sell, agree to sell, transfer, pledge, assign, enter into any swap transactions or otherwise dispose of any equity securities of the Company owned, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company owned, directly or indirectly by such directors and executive officers, or publicly announce an intention to do any of the foregoing, for a period of 90 days after the Closing Date, subject to the customary exceptions, without the prior written consent of the Representatives, on behalf of the Underwriters, such consent not to be unreasonably withheld.

11.9	The Company shall use its best efforts to obtain the conditional listing of the Offered Shares on the TSX by the Closing Time, subject only to the official notice of issuance, and the Company will use its best efforts to have the Offered Shares applied for trading on the NYSE by the Closing Time.

11.10	The Company shall cooperate with the Underwriters and counsel for the Underwriters to qualify or register the Offered Shares for sale under (or obtain exemptions from the application of) U.S. Securities Laws, Canadian Securities Laws, or other foreign laws of jurisdictions designated by the Underwriters, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the Distribution of the Offered Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any jurisdiction in which it is not presently qualified or where it would be subject to taxation as a foreign corporation (except service of process with respect to the Offering and sale of the Offered Shares). The Company will advise the Underwriters promptly of the suspension of the qualification or registration of (or any exemption relating to) the Offered Shares for Offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

11.11	The Company shall apply the net proceeds from the sale of the Firm Shares and the Additional Shares sold by it in the manner described under the caption “Use of Proceeds” in the Time of Sale Prospectus.

11.12	As soon as practicable, but in any event no later than 18 months after the date of this Agreement, the Company will make generally available to its security holders and to the Underwriters an earnings statement (which need not be audited) covering a period of at least 12 months beginning with the first fiscal quarter of the Company commencing after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the SEC thereunder.

11.13	During the period when the U.S. Prospectus is required to be delivered under the Securities Act, the Company shall file, on a timely basis, with the SEC and NYSE all Reports and documents required to be filed under the Exchange Act.

11.14	Except as contemplated by this Agreement, the Company will not, without the prior written consent of the Representatives (not to be unreasonably withheld) on behalf of the Underwriters, directly or indirectly, during the period ending 90 days after the closing of the Offering (a) create, allot, authorize, offer, issue, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares, rights to purchase Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in (a) or (b) above is to be settled by delivery of Common Shares or other securities or interests, in cash or otherwise, or agree to or announce the intention to do any of the foregoing, other than, in each case: (i) for purposes of director, officer, employee or consultant incentive plans in effect as of the date of this Agreement and which is disclosed in any of the Prospectuses or any document incorporated by reference therein, (ii) in connection with the Company’s long term incentive plan in effect as of the date of this Agreement and which is disclosed in any of the Prospectuses or any document incorporated by reference therein, (iii) to satisfy existing instruments issued at the date of this Agreement, or (iv) in connection with the Concurrent Private Placement.

11.15	The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Offered Shares in such a manner as would require the Company or its Material Subsidiary to register as an investment company under the Investment Company Act.

11.16	The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other reference security, whether to facilitate the sale or resale of the Offered Shares or otherwise, and the Company will, and shall cause each of its Affiliates to, comply with all applicable provisions of Regulation M. If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Offered Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Underwriters (or, if later, at the time stated in the notice), the Company will, and shall cause each of its Affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the SEC) did apply.

11.17	Prior to the Closing Date, the Company shall not, without the RBC and CFCC’s prior written consent, which shall not be unreasonably delayed, conditioned or withheld, issue any press releases or other communications directly or indirectly and shall not hold any press conferences with respect to the Company or the Material Subsidiary, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or the Material Subsidiary, or with respect to the Offering of the Offered Shares. Notwithstanding the foregoing, nothing contained in this subsection shall prevent the Company from issuing a press release forthwith in the event that the Company’s counsel advises that it is necessary in order to comply with Applicable Law or the rules or requirements of the TSX or NYSE, or from issuing a press release or holding an analyst call in the normal course in connection with the release of financial results.

11.18	The Company shall use its commercially reasonable efforts to (i) satisfy all conditions precedent in favour of the investor in the Concurrent Private Placement, and (ii) provide written notice to the Representatives that all conditions precedent to the Concurrent Private Placement, other than the closing of the Offering and the payment of the subscription price in respect of the Concurrent Private Placement, have been satisfied or waived (the “Private Placement Notice”) no later than 4:00 p.m. (Toronto Time) on February 20, 2025.

RBC and CFCC, on behalf of the Underwriters, may, in their sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance.

Article 12
All Terms to be Conditions

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle any of the Underwriters to terminate their obligation to purchase the Offered Shares, by written notice to that effect given to the Company at or prior to the Closing Time or the Option Closing Time, as applicable. It is understood that RBC may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on any Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

Article 13
Termination of this Agreement

RBC, and each of the Underwriters may, at its option, terminate this Underwriting Agreement including, without limitation, its obligations hereunder, as applicable, at any time by written notice to that effect given to the Company if prior to the Closing Date:

13.1	there shall occur, be discovered or be publicly announced by the Company any material change (actual, imminent or reasonably expected) in the business, financial condition, assets, liabilities (contingent or otherwise), results of operations or prospects of the Company and its Subsidiaries, taken as a whole, or change in material fact, or the emergence of a new material fact (other than a change or fact related solely to the Underwriters), which, in the opinion of the Underwriters, acting reasonably, would be expected to have a material adverse effect on the market price or value of the Common Shares.

13.2	there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence (including any natural catastrophe, any outbreak or escalation of war, hostilities or terrorism, or national emergency or similar event) or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any action, law, regulation, inquiry or other occurrence of any nature whatsoever, which, in the opinion of any of the Underwriters, acting reasonably, materially adversely affects or would materially adversely affect, the Canada or United States financial markets generally or the business, affairs, operations or profitability of the Company and its Subsidiaries, taken as a whole, or the market price or value of the Common Shares;

13.3	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order or ruling is issued under or pursuant to any statute of Canada or any province or territory thereof, or of the United States or any state thereof, or by the TSX or NYSE, or by any other regulatory authority having jurisdiction over the business and affairs of the Company and its Subsidiaries, taken as a whole, or otherwise, or there is any change of law, or the interpretation, pronouncement or administration thereof or in respect thereof which, in the opinion of any of the Underwriters, acting reasonably, operates to prevent or restrict the Distribution of, trading in, or marketability of the Common Shares or which has or would be expected to have a Material Adverse Effect on the market price or value of the Common Shares;

13.4	any order to cease trading in any securities of the Company or prohibiting or restricting the distribution of the Common Shares is made, or any proceeding is announced or commenced for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

13.5	the Concurrent Private Placement is not in a position to be completed on or before 8:30 a.m. (Toronto time) on the date that is one Business Day following the delivery of the Private Placement Notice;

13.6	the Company is in breach of or default under or in non-compliance with any material representation, warranty, term, condition or covenant of this Agreement including, for greater certainty, Section 14.1(q), or any representation or warranty given by the Company in this Agreement becomes false in a material respect.

Article 14
Conditions of Closing and Option Closing

14.1	The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Company contained in this Agreement both as of the date of this Agreement, the Closing Time and the Option Closing Time, the performance by the Company of its obligations under this Agreement and receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a)	favourable legal opinions, dated the Closing Date and Option Closing Date, as applicable, from DuMoulin Black LLP, in its capacity as the Company’s Canadian counsel as to matters of Canadian federal and British Columbia provincial law, from local counsel acceptable to the Underwriters’ counsel as to matters governed by the laws of jurisdictions in Canada (other than the Province of British Columbia), each addressed to the Underwriters and the Underwriters’ counsel and in form and substance satisfactory to the Underwriters;

(b)	a favourable legal opinion and a negative assurance letter, dated the Closing Date and the Option Closing Date, as applicable, from Carter Ledyard & Milburn LLP, in its capacity as the Company’s U.S. counsel, addressed to the Underwriters, in the form substantially as agreed between the parties.

(c)	a favourable legal opinion, dated the Closing Date and the Option Closing Date, as applicable, from Carter Ledyard & Milburn LLP, in its capacity as the Company’s U.S. tax counsel, addressed to the Underwriters, in the form substantially as agreed between the parties.

(d)	a favourable negative assurance letter, dated the Closing Date and the Option Closing Date, as applicable, from Cooley LLP, in its capacity as the Underwriters’ U.S. counsel, addressed to the Underwriters;

(e)	a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from the Company’s counsel, in form and substance satisfactory to the Underwriters, regarding the Material Subsidiary, with respect to the following: (i) the incorporation and existence of the Material Subsidiary under the laws of its jurisdiction of incorporation, (ii) as to the registered ownership of the issued and outstanding shares of the Material Subsidiary, and (iii) that the Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(f)	a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, in form and substance satisfactory to the Underwriters, from British Columbia local counsel to the Company as to title matters in respect of the Material Property located in British Columbia;

(g)	certificates or evidence of registration representing, in the aggregate, the Firm Shares (and Additional Shares, if applicable) in the name of CDS or its nominee or in such other name(s) as the Representatives on behalf of the Underwriters shall have directed;

(h)	from KPMG LLP independent public or certified public accountants for the Company, (i) “long-form comfort letters” dated, respectively, the date of the Prospectus Supplements, and addressed to the Underwriters, RBC Capital Markets and CF&Co and the board of directors of the Company, in form and substance reasonably satisfactory to the Underwriters, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to Underwriters which letters shall cover with respect to the Financial Statements, including without limitation, certain financial and accounting disclosures contained or incorporated by reference in the Registration Statement, the Preliminary Prospectuses, the Prospectuses and the Prospectus Supplements, and (ii) confirmation that they are independent public, certified public or chartered accountants as required by the Securities Act;

(i)	on the Closing Date, a letter from KPMG LLP, independent public or certified public accountants for the Company, dated such date, in form and substance reasonably satisfactory to the Underwriters, RBC Capital Markets and CF&Co, to the effect that they reaffirm the statements made in the letters furnished by them pursuant to Section (h) above, except that the specified date referred to therein for the carrying out of procedures shall be no more than two (2) Business Days prior to the Closing Date;

(j)	the payment of the Underwriting Fee in accordance with the terms of this Agreement;

(k)	evidence satisfactory to the Underwriters that the Offered Shares shall have been (A) applied for trading on the NYSE, and (B) conditionally approved for listing on the TSX, subject only to the official notice of issuance;

(l)	a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Company, but without personal liability, by the Chairman and Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriters, certifying that: (i) the Company has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Company at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Company contained herein are true and correct as of the Closing Time and the Option Closing Time, as applicable with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, after giving effect to the transactions contemplated hereby; (iii) the Company is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System under NI 44-101; (iv) there has been no material change relating to the Company and its Subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed, except for the offering of the Offered Shares, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (v) that, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(m)	at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Firm Shares and the Additional Shares on the TSX and NYSE and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(n)	at the Closing Time or Option Closing Time, as applicable, a certificate of status (or equivalent) for the Company and the Material Subsidiary dated within one Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(o)	evidence satisfactory to the Underwriters that FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements of the Offering;

(p)	at the Closing Time, each of the Company’s directors and executive officers shall each have executed and delivered the written undertakings contemplated by Section 11.8 in a form acceptable to the Underwriters, acting reasonably;

(q)	receipt by the Representatives of the Private Placement Notice no later than 4:00 p.m. (Toronto time) on February 20, 2025;

(r)	confirmation of the concurrent closing at the Closing Time of the Concurrent Private Placement; and

(s)	such other documents as the Underwriters or counsel to the Underwriters may reasonably require; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Shares shall be satisfactory in form and substance to the Underwriters and counsel for the Underwriters, acting reasonably.

Article 15
Expenses

The Company will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or Distribution of the Offered Shares and the filing of the Prospectus Supplements, marketing materials and any Supplementary Material; (ii) the fees and expenses of the Company’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) all reasonable out-of-pocket expenses of the Underwriters and (v) all fees and disbursements of the Underwriters’ legal counsel to a maximum of $325,000, plus applicable taxes and disbursements ((iv) and (v), collectively, the “Underwriters’ Expenses”). All fees and expenses incurred by the Underwriters, or on their behalf, shall be payable by the Company immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not an Offering is completed. At the option of RBC, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the closing of the Offering. Regardless of whether the transactions contemplated herein are completed or not, the Company will pay the Underwriters’ Expenses, as described in this Article 15.

Article 16
No Advisory or Fiduciary Relationship

It is understood and agreed that each of the Underwriters will act under this Agreement as an independent contractor with obligations solely to the Company, is being retained hereunder solely to assist the Company in its efforts to complete the Offering and is not being retained hereunder to advise the Company as to the underlying business decision to consummate any Offering. Nothing in this Agreement or the nature of the Underwriters’ services shall be deemed to create a fiduciary or agency relationship between any of the Underwriters and the Company or its security holders, employees or creditors, in connection with the Offering or otherwise. Other than as set forth in Article 10, nothing in this Agreement is intended to confer upon any other person (including security holders, employees or creditors of the Company) any rights or remedies hereunder or related hereto. The Company agrees that each Underwriter shall not have any liability (including without limitation, liability for any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements) in contract, tort or otherwise to the Company, or to any person claiming through the Company, in connection with the engagement of such Underwriter, or any other Underwriter, pursuant to this Agreement and the matters contemplated hereby, except where such liability is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the gross negligence or willful misconduct of such Underwriter. The Company further agrees that each Underwriter shall have no responsibility for any act or omission by any of the Company’s other representatives.

Article 17
Obligation to Purchase.

17.1	Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

RBC	40.0%
CFCC	40.0%
B. Riley Securities, Inc.	7.5%
Red Cloud Securities Inc.	7.5%
SCP Resource Finance LP	5.0%
100.0%

17.2	If any of the Underwriters fails to purchase its applicable percentage of the Offered Shares at the Closing Time or the Option Closing Time, as the case may be, (a “Defaulting Underwriter”) and the percentage of Offered Shares that have not been purchased by the Defaulting Underwriter represents 10% or less of the Offered Shares then the other Underwriters will be severally, and not jointly and severally, obligated to purchase, on a pro rata basis to their respective percentages as aforesaid, all but not less than all of the Offered Shares not purchased by the Defaulting Underwriter, and to receive the Defaulting Underwriter’s portion of the Underwriting Fee in respect thereof, and such non-Defaulting Underwriters shall have the right, by notice to the Company, to postpone the Closing Date or Option Closing Date, as the case may be, by not more than three Business Days to effect such purchase. In the event that the percentage of Offered Shares that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Shares, the other Underwriters will have the right, but will not be obligated, to purchase all of the percentage of the Offered Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right will purchase such Offered Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the non-Defaulting Underwriters shall be relieved of all obligations to the Company arising from such default. Nothing in this Section shall oblige the Company to sell to the Underwriters less than all of the Offered Shares or relieve from liability to the Company any Underwriter which shall be so in default.

Article 18
Survival

The representations, warranties, obligations and agreements of the Company and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement, subject to the survival period specified herein for representations and warranties, notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Article 19
Notices

19.1	All notices or other communications, including service of process, required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and if sent to the Underwriters, RBC Capital Markets and CF&Co, shall be delivered to:

RBC Dominion Securities Inc.

200 Bay Street, 4th Floor, South Tower

Toronto, Ontario M5J 2J5

Attention:	Jason Coviensky
Email:	[Redacted – Email Address]

RBC Capital Markets, LLC

200 Vesey Street, 8th Floor

3 World Financial Center

New York, NY 10281

Attention:	TJ Opladen
Email:	[Redacted – Email Address]

Cantor Fitzgerald Canada Corporation
181 University Avenue, Suite 1500
Toronto, ON
M5H 3M7

Attention:	Elan Shevel, Chief Compliance Officer
Email:	[Redacted – Email Address]

and

Cantor Fitzgerald & Co.

110 East 59th Street, New York, NY 10022

Attention:	General
Email:	[Redacted – Email Address]

with a copy to (such copy not to constitute notice):

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, ON, M5X 1A4

Attention:	James Clare
Email:	[Redacted – Email Address]

and

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention:	Daniel I. Goldberg, Esq.
Facsimile:	[Redacted – Fax Number]

and if to the Company, shall be delivered to:

Seabridge Gold Inc.
106 Front Street East
Suite 400
Toronto, Ontario M5A 1E1

Attention:	Rudi Fronk
Email:	[Redacted – Email Address]

with a copy to (such copy not to constitute notice):

DuMoulin Black LLP

15th Floor, 1111 West Hastings Street

Vancouver, BC, V6E 2J3

Attention:	Brian Lindsay
Email:	[Redacted – Email Address]

and

Carter Ledyard & Milburn LLP

2 Wall Street

New York, NY 10005

Attention:	Guy P. Lander, Esq.
Email:	[Redacted – Email Address]

19.2	Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by email transmission (with an original to follow) on or before 5:00 p.m., Toronto time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which the commercial banks in the City of Toronto are open for business.

Article 20
Actions on Behalf of the Underwriters.

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters contemplated by Article 10, Article 12 and Article 13, shall be taken by the Representatives on the Underwriters’ behalf and the execution of the Agreement by the Underwriters shall constitute the Company’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering any definitive certificate(s) representing the Offered Shares to, or to the order of, RBC.

Article 21
Market Stabilization

In connection with the Distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Article 22
Waiver of Trial by Jury

Each of the Underwriters and the Company (on its own behalf and to the extent permitted by law, on behalf of its respective equity holders and creditors) hereby waives any right it may have to trial by jury in respect of any claim based upon, arising out of, or in connection with this Agreement, and the transactions contemplated herein (including, without limitation, the Offering).

Article 23
Entire Agreement

This Agreement embodies the entire agreement and understanding of the Company and the Underwriters with respect to the subject matter hereof. The provisions of this Agreement may not be modified, amended or supplemented except in writing executed by the Company and the Underwriters. Neither party has the right to assign its obligations or rights or privileges pursuant to this Agreement to any other person without the written consent of the other party. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns. If any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof. Headings used herein are for convenience of reference only and shall not affect the interpretation or construction of this Agreement. Waiver of any term or condition of this Agreement by any party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition or a waiver of any other term or condition of this Agreement.

Article 24
Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Ontario, without regard to the conflicts of laws principles thereof.

The parties irrevocably (i) submit to the jurisdiction of any court in the Province of Ontario located in the City of Toronto for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated hereby (each, a “Proceeding”), (ii) agree that all claims in respect of any Proceeding may be heard and determined in any such court; (iii) waive, to the fullest extent permitted by law, any immunity from jurisdiction of any court or from any legal process therein, (iv) agree not to commence any Proceeding other than in such courts and (v) waive, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum.

Article 25
Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and may be delivered by facsimile transmission or by electronic delivery of a portable document format (PDF) file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com).

[Remainder of page intentionally blank. Signature page follows.]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us.

Yours very truly,

RBC DOMINION SECURITIES INC.

By:	/s/ Jason Coviensky
Name: Jason Coviensky
Title: Managing Director, Investment Banking

CANTOR FITZGERALD CANADA CORPORATION

By:	/s/ Elan Shevel
Name: Elan Shevel Title: Chief Compliance Officer

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name: Jimmy Baker
Title: President and Head of Capital Markets

RED CLOUD SECURITIES INC.

By:	/s/ Bruce Tatters
Name: Bruce Tatters Title: Chief Executive Officer

SCP RESOURCE FINANCE LP
by its General Partner SCP RESOURCE FINANCE GP INC.

By:	/s/ David Wargo
Name: David Wargo
Title: Chief Executive Officer & Head of Investment Banking

Acknowledged by RBC Capital Markets and CF&Co solely for the purpose of receiving the benefit of Article 8 of this Agreement.

RBC CAPITAL MARKETS, LLC

By:	/s/ Michael Ventura
Name: Michael Ventura
Title: U.S. Head, Equity Capital Markets

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Head of Investment Banking

The foregoing is in accordance with our understanding and is accepted by us.

SEABRIDGE GOLD INC.

By:	/s/ Rudi Fronk
Name: Rudi Fronk
Title: Chairman and Chief Executive Officer

Schedule ”A”
MATERIAL SUBSIDIARIES

Name	Jurisdiction of Incorporation	Ownership
KSM Mining U.L.C.	British Columbia, Canada	100%